F. Mark Reuter

DIRECT DIAL: (513) 579-6469

FACSIMILE: (513) 579-6457

E-MAIL: MREUTER@KMKLAW.COM

March 15, 2012

VIA EDGAR

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Washington, DC, 20549

Re:	Multi-Color Corporation

Registration Statement on Form S-3

Filed February 15, 2012

File No. 333-179535

Dear Ms. Nguyen:

We have received and reviewed your letter dated March 8, 2012 related to the above-referenced filing of Multi-Color Corporation (“Multi-Color” or the “Company”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments.

Plan of Distribution, page 23

1.	Please revise this section in an appropriate place to state that the selling securityholders may be deemed underwriters.

Response:

We have revised this section as requested in Amendment No. 1 as filed the date hereof.

Exhibit 5

2.	Please refer to the second numbered paragraph on page 2. Please have counsel revise clause (ii) to remove any implication that the Selling Securityholder Shares have not been validly issued. Please also have counsel revise to opine that the Selling Securityholder Shares are duly authorized, validly issued, fully paid and non-assessable. In this regard, we note counsel’s use of the phrase “will be” with respect to the aforementioned opinion regarding the Selling Securityholder Shares.

Loan Lauren P. Nguyen

March 15, 2012

Response:

Counsel has revised the opinion as requested in Amendment No. 1 as filed the date hereof.

We trust that the foregoing sufficiently addresses your comments. Multi-Color appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 579-6469.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

By:    /s/ F. Mark Reuter

          F. Mark Reuter

FMR:kap

cc:	Mary T. Fetch